UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): **April 14, 2009**

HNI Corporation
(Exact Name of Registrant as Specified in Charter)

Iowa	**1-14225**	**42-0617510**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

408 East Second Street, P.O. Box 1109, Muscatine, Iowa 52761-0071
(Address of Principal Executive Offices, Including Zip Code)

Registrant's telephone number, including area code: **(563) 272-7400**

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (*see* General Instruction A.2.):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 — Financial Information

Item 2.02 Results of Operations and Financial Condition.

On April 22, 2009, HNI Corporation (the "Corporation") issued a press release announcing its financial results for the first quarter of fiscal 2009. A copy of the press release is attached hereto as Exhibit 99.1.

The information in this Current Report on Form 8-K and the attached Exhibit shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Item 2.05 Costs Associated With Exit or Disposal Activities.

On April 14, 2009, the Corporation approved a plan to close its South Gate, California office furniture manufacturing facility during the second and third quarters of 2009 and consolidate production into its Cedartown, Georgia and Muscatine, Iowa manufacturing facilities. The Corporation made this decision due to challenging market conditions and to reduce structural costs. An estimate of the costs associated with the closure is included in the press release attached hereto as Exhibit 99.1.

Section 9 — Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits.

The following exhibit, with respect to Item 2.02, is furnished as part of this Current Report on Form 8-K. Those portions of the following exhibit pertaining to the cost estimates associated with the closure of the South Gate, California office furniture manufacturing facility are, with respect to Item 2.05, filed as part of this Current Report on Form 8-

Exhibit No.	Description
99.1	Text of press release dated April 22, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HNI CORPORATION

Date: April 22, 2009

By   /s/ Steven M. Bradford

Steven M. Bradford
Vice President, General Counsel and Secretary

Exhibit Index

Exhibit No.	Description
99.1	Text of press release dated April 22, 2009.

EXHIBIT 99.1



News Release

For Information Contact:
Marshall H. Bridges, Treasurer and Vice President, Corporate Finance (563) 272-4844
Kurt A. Tjaden, Vice President and Chief Financial Officer (563) 272-7400

HNI CORPORATION ANNOUNCES RESULTS FOR FIRST QUARTER FISCAL 2009

MUSCATINE, Iowa (April 22, 2009) – **HNI Corporation** (NYSE: HNI) today announced sales of $405.7 million and a net loss of ($11.9) million or ($0.27) per diluted share for the first quarter ending April 4, 2009. Included in first quarter results are charges related to the shutdown of its South Gate, California office furniture manufacturing plant and the disposition of several hearth retail and distribution locations. Net loss per diluted share for the quarter was ($0.20) on a non-GAAP basis when excluding restructuring charges.

First Quarter Summary Comments

"We continued to confront highly challenging market conditions and took strong actions to reset our cost structure during the quarter. We made painful but necessary decisions, including the closure of our South Gate facility and transitioning out of five hearth retail and distribution locations. We also reduced day-to-day operating costs across our businesses. These actions along with better price realization allowed us to exceed our first quarter expectations," said Stan Askren, HNI Corporation Chairman, President and Chief Executive Officer.

First Quarter

Dollars in millions		Three Months Ended			Percent
except per share data		4/04/2009		3/29/2008	Change
Net Sales	$	405.7	$	563.4	-28.0%
Gross Margin	$	124.7	$	184.0	-32.2%
Gross Margin %		30.7%		32.7%	
SG&A	$	141.3	$	173.4	-18.5%
SG&A %		34.8%		30.8%	
Operating Income (Loss)	$	(16.6)	$	10.7	-256%
Operating Income %		-4.1%		1.9%	
Net Income (Loss) attributable to Parent Company	$	(11.9)	$	4.0	-399%
Earnings per share attributable to Parent Company – Diluted	$	(0.27)	$	0.09	-400%

First Quarter Results

- Consolidated net sales decreased $157.7 million or 28.0 percent to $405.7 million. Acquisitions contributed approximately $10 million or 1.8 percentage points of sales.
- Gross margins were 2.0 percentage points lower than prior year due to decreased volume.
- Total selling and administrative expenses, including restructuring charges, decreased $32.0 million or 18.5% due to cost control initiatives, lower volume related costs and incentive-based compensation expense offset partially by higher restructuring and transition costs.
- The Corporation's first quarter results included $5.1 million of restructuring costs. These included $3.0 million of severance costs associated with the shutdown and consolidation of production of its South Gate, California manufacturing location and $2.1 million related to the disposition of several hearth retail and distribution locations. Included in 2008 were $8.5 million of restructuring charges and transition costs of which $4.3 million were included in cost of sales.
- The Corporation estimates that additional charges related to the shutdown of the South Gate, California facility will impact pre-tax earnings by an estimated $7.2 million over the remainder of 2009. The following table lists the estimated composition of these charges:

(values in millions)	Restructuring Costs	Accelerated Depreciation	Other Costs	Total
2009 Q2	$1.4	$2.2	$0.4	$ 4.0
2009 Q3	$1.0	-	$0.4	$ 1.4
2009 Q4	$1.6	-	$0.2	$ 1.8
			Total	$ 7.2

- The Corporation estimates consolidation of the South Gate facility will save $3.5 million in 2009 and $7 million annually beginning in 2010.

First Quarter – Non-GAAP Financial Measures
(Reconciled with Most Comparable GAAP Financial Measures)
Dollars in millions
except per share data

	Three Months Ended 4/04/2009						Three Months Ended 3/29/2008					
		Gross Profit		Operating (Loss)		EPS		Gross Profit		Operating Income		EPS
As Reported (GAAP)	$	124.7	$	(16.6)	$	(0.27)	$	184.0	$	10.7	$	0.09
% of Net Sales		30.7%		-4.1%				32.7%		1.9%		
Restructuring and impairment		-	$	5.1	$	0.07	$	0.4	$	1.2	$	0.02
Transition costs		-		-		-	$	3.9	$	7.3	$	0.10
Results (non-GAAP)	$	124.7	$	(11.5)	$	(0.20)	$	188.3	$	19.2	$	0.21
% of Net Sales		30.7%		-2.8%				33.4%		3.4%		

Cash flow from operations for the quarter was $5.8 million compared to $2.0 million last year driven by better working capital management partially offset by lower earnings. Capital expenditures were $4.6 million in 2009 compared to $17.6 million in 2008. The Corporation did not repurchase any shares of common stock during the first quarter of 2009.

Office Furniture

		Three Months Ended			Percent Change
Dollars in millions		4/04/2009		3/29/2008	
Sales	$	337.9	$	466.0	-27.5%
Operating Profit	$	0.5	$	18.8	-97.2%
Operating Profit %		0.2%		4.0%	

First Quarter – Non-GAAP Financial Measures
(Reconciled with Most Comparable GAAP Financial Measures)

Dollars in millions	Three Months Ended				Percent Change
	4/04/2009		3/29/2008		
Operating Profit as Reported (GAAP)	$	0.5	$	18.8	-97.2%
% of Net Sales		0.2%		4.0%	
Restructuring and impairment	$	3.0	$	1.2	
Transition costs		-	$	7.3	
Operating profit (non-GAAP)	$	3.5	$	27.2	-87.1%
% of Net Sales		1.0%		5.8%	

- First quarter sales for the office furniture segment decreased $128.2 million. The decrease was driven by substantial weakness in all channels of the office furniture industry. Acquisitions contributed approximately $10 million or 2.2 percentage points in the first quarter.
- First quarter operating profit decreased $18.2 million. Operating profit was negatively impacted by lower volume and higher material costs. These were partially offset by price realization, contributions from acquisitions, cost control initiatives and lower variable compensation expense.

Hearth Products

Dollars in millions	Three Months Ended				Percent Change
	4/04/2009		3/29/2008		
Sales	$	67.8	$	97.4	-30.4%
Operating (Loss)	$	(11.4)	$	(2.9)	-299%
Operating Loss %		-16.9%		-2.9%	

- First quarter sales for the hearth products segment decreased $29.6 million driven by significant declines in both the new construction and remodel-retrofit channels.
- First quarter operating profit decreased $8.6 million. Operating profit was negatively impacted due to lower volume, higher material costs and restructuring expenses partially offset by price increases and cost reduction initiatives.

Outlook

"Our visibility of future demand remains limited and marketplace conditions uncertain. We continue to reset our cost structure to current sales levels. Although there may be initial signs of economic stabilization, we are continuing to manage our businesses for ongoing difficult conditions. Our investments in new products and selling initiatives when combined with our reset cost structure position us well for the future," said Mr. Askren.

The Corporation remains focused on creating long-term shareholder value by growing its business through investment in building brands, product solutions and selling models, enhancing its strong member-owner culture and remaining focused on its long-standing rapid continuous improvement programs to build best total cost and a lean enterprise.

Conference Call

HNI Corporation will host a conference call on Thursday, April 23, 2009 at 10:00 a.m. (Central) to discuss first quarter results. To participate, call the conference call line at 1-800-230-1951. A replay of the conference call will be available until Thursday, April 30, 2009, 11:59 p.m. (Central). To access this replay, dial 1-800-475-6701 – Access Code: 995174. A link to the simultaneous webcast can be found on the Corporation's website at www.hnicorp.com.

Non-GAAP Financial Measures

This earnings release contains certain non-GAAP financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance that excludes or includes amounts different than the most directly comparable measure calculated and presented in accordance with GAAP in the statements of income, balance sheets or statements of cash flow of the company. Pursuant to the requirements of Regulation G, the Corporation has provided a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measure.

The non-GAAP financial measures used within this earnings release are: gross profit, operating income (loss), operating profit and net income per diluted share (i.e., EPS), excluding restructuring and impairment charges and transition costs. These measures are presented because management uses this information to monitor and evaluate financial results and trends. Management believes this information is also useful for investors.

HNI Corporation is a NYSE traded company (ticker symbol: HNI) providing products and solutions for the home and workplace environments. HNI Corporation is the second largest office furniture manufacturer in the world and is also the nation's leading manufacturer and marketer of gas- and wood-burning fireplaces. The Corporation's strong brands, including HON®, Allsteel®, Gunlocke®, Paoli®, Maxon®, Lamex®, HBF® , Heatilator®, Heat & Glo™, Quadra-Fire® and Harman Stove™ have leading positions in their markets. HNI Corporation is committed to maintaining its long-standing corporate values of integrity, financial soundness and a culture of service and responsiveness. More information can be found on the Corporation's website at www.hnicorp.com.

Statements in this release that are not strictly historical, including statements as to plans, outlook, objectives and future financial performance, are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "could," "confident," "estimate," "expect," "forecast," "hope," "intend," "likely," "may," "plan," "possible," "potential," "predict," "project," "should," "will," "would" and variations of such words and similar expressions identify forward-looking statements. Forward-looking statements involve known and unknown risks, which may cause the Corporation's actual results in the future to differ materially from expected results. These risks include, without limitation: the Corporation's ability to realize financial benefits from its (a) price increases, (b) cost containment and business simplification initiatives for the entire Corporation, (c) investments in strategic acquisitions, new products and brand building, (d) investments in distribution and rapid continuous improvement, (e) ability to maintain its effective tax rate and (f) consolidation and logistical realignment initiatives; uncertainty related to the availability of cash and credit, and the terms and interest rates on which credit would be available, to fund operations and future growth; lower than expected demand for the Corporation's products due to uncertain political and economic conditions, including the current credit crisis, slow or negative growth rates in global and domestic economies and the protracted decline in the domestic housing market; lower industry growth than expected; major disruptions at key facilities or in the supply of any key raw materials, components or finished goods; uncertainty related to disruptions of business by terrorism, military action, acts of God or other Force Majeure events; competitive pricing pressure from foreign and domestic competitors; higher than expected costs and lower than expected supplies of materials (including steel and petroleum based materials); higher than expected costs for energy and fuel; changes in the mix of products sold and of customers purchasing; relationships with distribution channel partners, including the financial viability of distributors and dealers; restrictions imposed by the terms of the Corporation's revolving credit facility, term loan credit agreement and note purchase agreement; currency fluctuations and other factors described in the Corporation's annual and quarterly reports filed with the Securities and Exchange Commission on Forms 10-K and 10-Q. The Corporation undertakes no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

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HNI CORPORATION

Unaudited Condensed Consolidated Statement of Operations

(Dollars in thousands, except per share data)	Three Months Ended Apr. 4, 2009	Three Months Ended Mar. 29, 2008
Net sales	$ 405,666	$ 563,383
Cost of products sold	280,931	379,345
Gross profit	124,735	184,038
Selling and administrative expenses	136,257	172,555
Restructuring and impairment charges	5,085	818
Operating income (loss)	(16,607)	10,665
Interest income	135	463
Interest expense	3,198	3,877
Earnings (loss) before income taxes	(19,670)	7,251
Income taxes	(7,802)	3,180
Net income (loss)	(11,868)	4,071
Less: Net income attributable to the noncontrolling interest	(18)	(94)
Net income (loss) attributable to Parent Company	$ (11,886)	$ 3,977
Net income (loss) attributable to Parent Company common shareholders - basic	$ (0.27)	$ 0.09
Average number of common shares outstanding – basic	44,612,079	44,537,399
Net income (loss)attributable to Parent Company common shareholders - diluted	$ (0.27)	$ 0.09
Average number of common shares outstanding - diluted	44,817,845	44,705,603

Unaudited Condensed Consolidated Balance Sheet

Assets

(Dollars in thousands)	As of Apr. 4, 2009	As of Jan. 3, 2009
Cash and cash equivalents	$ 22,130	$ 39,538
Short-term investments	9,900	9,750
Receivables	183,943	238,327
Inventories	85,176	84,290
Deferred income taxes	17,291	16,313
Prepaid expenses and other current assets	33,778	29,623
Current assets	352,218	417,841
Property and equipment - net	299,104	315,606
Goodwill	268,392	268,392
Other assets	158,220	163,790
Total assets	$ 1,077,934	$ 1,165,629

Liabilities and Shareholders' Equity

	As of Apr. 4, 2009	As of Jan. 3, 2009
Accounts payable and accrued expenses	$ 248,312	$ 313,431
Note payable and current maturities of long-term debt	55,174	54,494
Current maturities of other long-term obligations	380	5,700
Current liabilities	303,866	373,625
Long-term debt	260,550	267,300
Capital lease obligations	8	43
Other long-term liabilities	50,648	50,399
Deferred income taxes	28,087	25,271
Parent Company shareholders' equity	434,590	448,833
Noncontrolling interest	185	158
Shareholders' equity	434,775	448,991
Total liabilities and shareholders' equity	$ 1,077,934	$ 1,165,629

Unaudited Condensed Consolidated Statement of Cash Flows

(Dollars in thousands)	Three Months Ended	
	Apr. 4, 2009	Mar. 29, 2008
Net cash flows from (to) operating activities	$ 5,786	$ 1,974
Net cash flows from (to) investing activities:		
Capital expenditures	(4,616)	(17,624)
Acquisition spending	-	-
Other	3,564	1,922
Net cash flows from (to) financing activities	(22,142)	10,157
Net increase (decrease) in cash and cash equivalents	(17,408)	(3,571)
Cash and cash equivalents at beginning of period	39,538	33,881
Cash and cash equivalents at end of period	$ 22,130	$ 30,310

Unaudited Business Segment Data

(Dollars in thousands)	Three Months Ended	
	Apr. 4, 2009	Mar. 29, 2008
Net sales:		
Office furniture	$ 337,872	$ 466,025
Hearth products	67,794	97,358
	$ 405,666	$ 563,383
Operating profit (loss):		
Office furniture (1)		
Operations before restructuring and impairment charges	$ 3,509	$ 19,550
Restructuring and impairment charges	(2,989)	(799)
Office furniture - net	520	18,751
Hearth products		
Operations before restructuring and impairment charges	(9,351)	(2,847)
Restructuring and impairment charges	(2,096)	(19)
Hearth products - net	(11,447)	(2,866)
Total operating profit	(10,927)	15,885
Unallocated corporate expense	(8,770)	(8,778)
Income before income taxes	$ (19,697)	$ 7,107
Depreciation and amortization expense:		
Office furniture	$ 13,165	$ 12,076
Hearth products	5,014	3,846
General corporate	1,061	1,099
	$ 19,240	$ 17,021
Capital expenditures – net:		
Office furniture	$ 2,910	$ 13,912
Hearth products	1,469	2,844
General corporate	237	868
	$ 4,616	$ 17,624

	As of	As of
	Apr. 4, 2009	Mar. 29, 2008
Identifiable assets:		
Office furniture	$ 659,776	$ 776,650
Hearth products	321,115	339,552
General corporate	97,043	117,022
	$ 1,077,934	$ 1,233,224

(1) Includes noncontrolling interest

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